SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
          RULE 13A-16 OR 15D-16OF THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of December 2002

                          (Commission File No. 1-14032)

                   Telecomunicacoes Brasileiras S.A.--Telebras
             (Exact name of registrant as specified in its charter)

               Brazilian Telecommunications Corporation--Telebras
                  (Translation of registrant's name in English)

                             SAS--Quadra 6, Bloco E
                             70313-900 Brasilia--DF
                        The Federative Republic of Brazil
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F  X    Form 40-F
                                      ---             ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                                 Yes     No  X
                                     ---    ---

         (If ("Yes") is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b):82_______.)

                               Telecomunicacoes
                               Brasileiras S.A. - TELEBRAS



                               MANAGEMENT REPORT - YEAR 2002




                               Deloitte Touche Tohmatsu Auditores Independentes

                                MANAGEMENT REPORT

                                    YEAR 2002



To the Shareholders



         As in prior years, in 2002 TELEBRAS, in the process of discontinuing its operations and without operating assets, continued to implement actions essential to its operations.

         To ensure transparency of information provided to all those interested in the resolution of the situation in TELEBRAS, especially shareholders, we present below an update on significant issues:


1  - DISSOLUTION OF THE COMPANY

         The highlights are:

a. after the privatization of the companies spun off from TELEBRAS on July 29, 1998, the Ministry of Communications established, through Ordinance No. 196 of August 20, 1998, a term of up to 12 months for TELEBRAS' Directors to prepare and submit a liquidation plan to the Board of Directors for approval and, subsequently, call an Extraordinary Shareholders' Meeting for the Company dissolution. The liquidation plan was approved on August 19, 1999 by the Board of Directors, which established that it should be updated monthly until the Extraordinary Shareholders' Meeting passes resolutions concerning dissolution of the Company and appointment of a liquidator;

b. as ANATEL's personnel staff had not yet been defined by law and was comprised of employees assigned by TELEBRAS, on September 3, 1999 the Board of Directors, with the consent of the Ministry of Communications, resolved that the Extraordinary Shareholders' Meeting for TELEBRAS' dissolution should be called after the law which created ANATEL's special staff is approved;

c. however, after Law No. 9,986 was passed on July 18, 2000 which, among other things, established ANATEL's special staff had been approved and all measures had been taken for optional transfer of TELEBRAS' employees to ANATEL, suits for declaration of unconstitutionality were filed with the Federal Supreme Court (STF) against provisions of said law, including the article which authorized the transfer of personnel;

d. as a preliminary injunction was granted for the unconstitutionality suits filed, on December 27, 2000 the Board of Directors of TELEBRAS approved a proposal that the Extraordinary Shareholders' Meeting for the Company's dissolution should take place only after STF decision.

         The unconstitutionality suits had not been judged by STF until December 31, 2002 and TELEBRAS is awaiting the court decision to take the necessary measures for commencement of dissolution. Any significant change in situation shall be communicated to the market.


2  - FINANCE

o    Equity and Financial Position

         As shown in the table below, the Company closed fiscal year 2002 with shareholders' equity up 6% over last year and total liabilities up 5% over last year, due to existing contingencies.

----------------------------------------------------------------------------------------------------------------------
                                                                                                       R$ 10(6)
----------------------------------------------------------------------------------------------------------------------
                                                                YEARS
                         ---------------------------------------------------------------------------------------------
                                 2002                     2001                       2000                  1999
                         ----------------------------------------------------------------------------------------------
                            R$      %    (DELTA)%     R$     %    (DELTA)%     R$       %    (DELTA)%    R$        %
 ----------------------------------------------------------------------------------------------------------------------
Current assets            143.2    61.1      2      140.5   63.4     (0)      141.2    65.3    (19)     174.8     73.9
-----------------------------------------------------------------------------------------------------------------------
Long-term assets*          90.9    38.9     12       81.1   36.6       8       74.9    34.7      21      61.7     26.1
-----------------------------------------------------------------------------------------------------------------------
Total assets              234.1   100.0      6      221.6  100.0       3      216.1   100.0      (9)    236.5    100.0
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Total liabilities         140.4    60.0      5      133.6   60.3      (6)     142.4    65.9    (14)     166.5     70.4
-----------------------------------------------------------------------------------------------------------------------
Funds for                     0     0.0      -        0.0    0.0    (100)      19.6     9.1      14      17.2      7.3
  Capitalization
-----------------------------------------------------------------------------------------------------------------------
Shareholders'              93.7    40.0      6       88.0   39.7      63       54.1    25.0       2      52.8     22.3
  equity
-----------------------------------------------------------------------------------------------------------------------
Total liabilities         234.1   100.0      6      221.6  100.0       3      216.1   100.0      (9)    236.5    100.0
-----------------------------------------------------------------------------------------------------------------------
*1999 and 2000 reclassified for comparison purposes

         Such data are the result of management's efforts undertaken to protect the Company's equity over time, coupled with the adoption of actions consistent with principles of good management, especially a conservative approach for recording adequate provisions for lawsuits where risk is probable.



o    Economic Structure

-----------------------------------------------------------------------------------------------
                           2002                 2001               2000               1999
-----------------------------------------------------------------------------------------------
                        R$      %           R$       %         R$       %         R$       %
-----------------------------------------------------------------------------------------------
Income                 32.7   100.0        64.4    100.0      88.7    100.0      79.1    100.0
-----------------------------------------------------------------------------------------------
Expenses              (27.0)   82.6       (43.3)    67.2     (87.9)    99.1     (67.8)    85.7
-----------------------------------------------------------------------------------------------
Result                  5.7    17.4        21.1     32.8       0.8      0.9      11.3     14.3
-----------------------------------------------------------------------------------------------

         With respect to the economic result for the year, in addition to the normal operating income and expenses, the Company recorded the provision for voluntary severance program in the amount of R$ 2.5 million and the provision for contingencies of R$ 10.0 million.

         Income from short-term investments, the Company's main source of income after the spin-off held on May 22, 1998, has been sufficient to keep the Company running until its liquidation.

         This year net income was R$ 5.7 million. However, the Company did not record any provision for payments of dividends and employee profit sharing due to accumulated losses. The financial statements reflect the proposal that the reported net income should be absorbed by accumulated losses as established by article 189 of Law No. 6,404/76.

          The financial statements and accompanying notes thereto, as well as the independent auditors' and statutory audit committee's reports, are an integral part of this report.

o    Budget Control

         Efforts undertaken were to manage available and realizable funds. In this context, the Global Expenditure Program (PDG/2002), by means of which the Federal Government controls the budget, was satisfactorily conducted within the set limits, as summarized below:


                                                                          R$1.00
                                  APPROVED PDG         ACTUAL         VARIANCE %
                                  -------------       -------         ----------
SOURCE OF FUNDS                    29,987,349        32,720,161           109
    Income
    o  Operating income                60,297            38,321            64
    o  Nonoperating income         29,927,052        32,681,840           109
USE OF FUNDS
   Current expenditures            27,956,993        26,980,379            97


o    Tax Refund

         TELEBRAS has filed several requests for tax refund with the Federal Revenue Service in the amount of R$ 87 million. In 2002, the Federal Revenue Service granted a request that R$ 1.9 million in income tax on remittances abroad be refunded.

o    Guarantees

         As mentioned in Note 21 to the financial statements, TELEBRAS remains as guarantor on the US$ 310 million loan of Telecomunicacoes de Sao Paulo S.A. - TELESP, which is due on September 26, 2004 with respective charges. Counterguarantees were offered by TELESP Participacoes S.A., under collateral signature of TELESP Celular Participacoes S.A., in accordance with Privatization Notice No. 01/98 issued by the Ministry of Communications and the National Bank for Economic and Social Development.

         In 2002 TELESP was requested to replace such guarantees and has informed that it is arranging for this replacement with the depositary agent.

o    Change of Frequency - Mobile Cellular Service

         In 2001, the Company accrued R$3,424 thousand for tax refund, for the final settlement of the equipment and service supply contract, in connection with change of frequency (mobile cellular service) as per agreement 001/96 of the Brazilian Directorate of Electronics and Flight Protection (DEPV). This amount was settled in 2002, with effects on the Company's cash.

         In 2002, the Company reached satellite exploration agreements with the Brazilian Department of Airspace Control (DECEA) from the Civil Aviation Authority, aiming at transferring promissory notes that guarantee provision of services to DECEA, the beneficiary and successor of the DEPV.


3  - MARKET

         Even in the process of discontinuing its operations and with limited resources, TELEBRAS has been making efforts to provide the market with information and clarifications about its operating (pre-liquidation) and financial position and performance, so as to permit its shareholders to evaluate and analyze their interests. In accordance with Instruction No. 358 of the Brazilian Securities Commission (CVM), Company management approved TELEBRAS Policy for Disclosure and Trading of Marketable Securities.

o    ADR Program Termination and Deregistration at SEC


         TELEBRAS' American Depositary Receipts (ADRs) were delisted from the New York Stock Exchange on December 30, 1999, upon authorization from the Securities and Exchange Commission (SEC).

         As a result of the delisting, TELEBRAS determined The Bank of New York
(BNY) to terminate the deposit contract. ADR holders were notified that the program would be terminated on January 31, 2000 and that they would have one year from that date to cancel their ADRs with BNY in exchange for 1,000 TELEBRAS preferred shares per ADR, which would be delivered in Brazil. After the expiration of said term on January 31, 2001, BNY was entitled to sell the TELEBRAS preferred shares not distributed and use the proceeds from the sales, if any, in payments to the ADR holders. In fiscal 2001, BNY exercised this right.

         Due to the lack of ADRs, in 2002 TELEBRAS started a process for the cancellation of the SEC registration, as it believes that it meets the conditions to apply for such cancellation. At present, research and information gathering is underway.

o    Registered Common (ON) and Registered Preferred (PN) Shares

         TELEBRAS ON and PN shares are being regularly traded on the Sao Paulo Stock Exchange under the symbols TELB3 and TELB4. In 2002, there were 3,128 transactions, involving 120.8 billion shares and R$2.7 million. Average price in 2002 was approximately R$0.02 (two cents) per thousand shares, both ON and PN.

         Registered ON and PN remain under the custody of Bank ABN AMRO Real
S.A.


4  - LITIGATION

         Due to the impact they have on the Company's equity and on the liquidation process, legal matters have deserved special attention from management through permanent follow-up and evaluation by its external and internal counselors, as mentioned in Explanatory Note 10, as well as adoption of appropriate and timely legal measures.

         TELEBRAS is a defendant in 486 lawsuits, of which 223 involve labor matters and 263 involve civil matters.

         Of these 486 lawsuits, 135 (49 civil claims and 86 labor claims) or 28% relate to lawsuits filed against its former subsidiaries and in which TELEBRAS is involved as the holding company of the former TELEBRAS system.

         Efforts were intensified in 2002 so that each new holding company may replace TELEBRAS in the lawsuits, based on the fact that the claims resulted from acts of the operating companies controlled by the new holding companies. Requests for replacement of TELEBRAS in lawsuits have been approved by the new holding companies and filed with the competent courts. Most of the requests have not yet been judged.

         In 2002, TELEBRAS became party (defendant, plaintiff and/or joint defendant/plaintiff) to another 31 lawsuits. During the same period, 81 lawsuits in which TELEBRAS was a party (defendant, plaintiff and/or joint defendant/plaintiff) were closed. Two civil and 44 labor cases from such lawsuits have resulted in final judgments in favor of Telebras. In addition, 2 civil and 1 labor cases have been decided against Telebras. Thirty-two lawsuits were dismissed without prejudice and TELEBRAS was excluded therefrom.

         As to civil claims involving small amounts, TELEBRAS has reached legal settlements on certain claims.


5  - HUMAN RESOURCES

o    Personnel

         The number of employees remained unchanged at 364 until December 16, 2002, when TELEBRAS received a court order for rehiring of 12 employees from the TELEBRAS Research and Development Center (CPqD) located in the city of Campinas, State of Sao Paulo, and complied with the order. TELEBRAS is taking timely and appropriate measures to treat the retroactive financial effects not set forth in the Amnesty Law.

         The table below shows the number of personnel since the privatization of the companies which composed the TELEBRAS system, including employees assigned to ANATEL and ex-employees rehired due to court order:


------------------------------------------------------------------------------------------
DATE           PERMANENT     ASSIGNED    ON LEAVE*    REHIRED     TOTAL     %REDUCTION
-----          ----------    --------    ---------    -------     -----      compared
                                                                            to July 1998
------------------------------------------------------------------------------------------
07/31/98          433           647          13                   1,093          0.00
------------------------------------------------------------------------------------------
12/31/98          118           584          11                    713          34.77
------------------------------------------------------------------------------------------
12/31/99           57           505          4                     566          48.22
------------------------------------------------------------------------------------------
12/31/00           13           357          2                     372          65.96
------------------------------------------------------------------------------------------
12/31/01           9            353          2                     364          66.70
------------------------------------------------------------------------------------------
12/31/02           9            353          2          12         376          65.60
------------------------------------------------------------------------------------------

*From TELEBRAS' permanent staff and on leave by INSS (social security) or sick leave.

         In December 2002, the category base date, the Company negotiated an annual collective labor agreement, effective until November 2003. Also in 2002, with authorization from the Ministry of Planning, Budget and Management, the salary adjustment made by ANATEL on September 1, 2000 upon the admission of employees in its staff, as per Law No. 9,472/97, was recorded in the working papers of the employees assigned to ANATEL, which is sub judice due to the injunction granted by the Federal Supreme Court on December 23, 2000, and the same treatment was given to the personnel in active work status in TELEBRAS' premises.

         TELEBRAS' labor force, composed of 9 permanent employees and 40 independent professionals, is completely engaged in activities essential to the Company's operations.

o    Fundacao Sistel de Seguridade Social

         Following the modern trend toward creating supplementary pension plans other than defined benefit plan, the Company, along with Sistel, created a mixed plan called TelebrasPrev, on a defined contribution basis. The new plan was approved by the Secretariat for Social Security and Supplementary Benefits, from the Social Security Ministry, on December 3, 2002. The participants of PBS-TELEBRAS (defined benefit plan) were granted the option of migrating to this new plan, which shall occur within 90 days from December 3, 2002.

         With the migration, it is expected that TELEBRAS contributions to Sistel's pension and health care plans will decrease.

         During the plan approval process from July to December 2002, TELEBRAS contributions to PBS-TELEBRAS were suspended, without charges to TELEBRAS, due to the plan surplus.

6  - MANAGEMENT

o    Information Technology

         In 2002, systems essential to the processing of payroll/benefits, accounting and financial records, and the information retrieval system were maintained. Additionally, the following activities were maintained: local network user service for mail transmission, follow-up of judicial proceedings, E-mail, TELEBRAS site on the Internet and maintenance of computer resources.

         Also in 2002, computer resources, as well as the TELEBRAS site, were updated in accordance with requirements of government agencies.

o    Historical Documents and Materials

         In view of the problems identified in the recovery of documents in 2000 and 2001, this year the Company commenced the restructuring of 194 linear meters of documents which have already been sent to the National Archive.

         Transferred to the National Archive were:

         a. 522 linear meters of documents concerning purchase and sale of TELEBRAS shares on stock exchanges, properly registered in a database;

         b. microfilms of TELEBRAS records and related equipment.

         For lack of storing space in the National Archive, the work team was reduced by 56% and the preparation of documentation was kept in a lower pace.

o    Cancellation of registration

         Owing to the privatization of the TELEBRAS system companies, which resulted from the spin-off of TELEBRAS, the Company ceased operations in the Research and Development Center (CPqD), National Training Center (CNTr), and Recife Training Center (CRTr). As a result, in 2000 TELEBRAS requested the government authorities to definitely cancel the registrations of these centers. In 2002, the registration of CPqD was cancelled with the Federal Revenue Service in the city of Campinas, State of Sao Paulo, the Public Finances in Campinas, and the Sao Paulo State Board of Trade. The process of cancellation of the registrations of CNTr and CRTr with the competent authorities is underway.

o    Change of Headquarters

         In August 2002, for its administrative convenience and at the landlord's request, the Company moved its headquarters to Setor Comercial Norte
- Quadra 04 - Bloco "B", salas 903/1404 - CEP 70.714.900 - Brasilia - DF. The new office spaces were rented from Fundacoes POSTALIS and AERUS. Investment fund quotas were given as guarantee for this lease.

o    General Management

         Under the same system as in 1999, as a result of the discontinuance of several activities and the consequent decrease in consumption of materials, purchases to meet the needs of the remaining areas are being made in small quantities and the storeroom was discontinued.

         TELEBRAS' management expects that this report on actions and measures undertaken in 2002, which have been thoroughly evaluated and followed up by the appropriate authorities, helps the shareholders and the market to have a clear understanding of the Company's policy.

         We would like to stress that the results achieved are the product of the efforts and the dedication of those who contributed and continue contributing to the existence of TELEBRAS. Special acknowledgment is due to the shareholders, Federal Government, Ministry of Communications, Board of Directors, Statutory Audit Committee, and employees for their assistance.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

                  TELECOMUNICACOES BRASILEIRAS S.A. - TELEBRAS

                 BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001
                     (In thousands of Brazilian reais - R$)

ASSETS                                      Note        2002            2001

CURRENT ASSETS                                          143.217         140.484
                                                   -------------   -------------
Cash and cash equivalents                     4         128.801         119.447
Recoverable taxes                             5           5.901           9.569
Other assets                                  7           8.515          11.468
LONG-TERM ASSETS                                         90.901          81.136
                                                   -------------   -------------
Recoverable taxes                             5          81.129          71.974
Escrow deposits                                           7.752           6.729
Other assets                                  8           2.020           2.433
                                                   -------------   -------------
TOTAL ASSETS                                            234.118         221.620
                                                   =============   =============

   The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

             TELECOMUNICACOES BRASILEIRAS S.A. - TELEBRAS

            BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001
            (In thousands of Brazilian reais - R$)

LIABILITIES AND SHAREHOLDERS' EQUITY        Note         2002            2001

CURRENT LIABILITIES                                      65.405          61.988
                                                   -------------   -------------
Personnel, social charges and benefits        9           5.544           6.038
Suppliers - materials and services                          782           4.740
Third parties' consignments                                 211             215
Provision for voluntary severance program    11          39.509          36.988
Provision for contingencies                  10          12.946           7.650
Other liabilities                            12           6.413           6.357
LONG-TERM LIABILITIES                                    74.959          71.618
                                                   -------------   -------------
Provision for contingencies                  10          73.955          70.614
Other liabilities                                         1.004           1.004
SHAREHOLDERS' EQUITY                                     93.754          88.014
                                                   -------------   -------------
Capital                                      13         219.455         219.455
Capital reserves                                              -           1.223
Accumulated deficit                                   (125.590)       (132.553)
Treasury shares                                            (111)           (111)
                                                   -------------   -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              234.118         221.620
                                                   =============   =============

   The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

                  TELECOMUNICACOES BRASILEIRAS S.A. - TELEBRAS

                              STATEMENTS OF INCOME
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
                     (In thousands of Brazilian reais - R$)

                                            Note       2002           2001
OPERATING REVENUES                                           39             439
                                                    ------------    ------------
  Other operating revenues                                   39             439
OPERATING EXPENSES                                      (20.638)        (28.723)
                                                    ------------    ------------
  General and administrative expenses        16          (6.713)         (7.253)
  Provision for contingencies                10          (9.621)         (6.627)
  Provision for voluntary severance program  11          (2.532)         (7.086)
  Taxes and contributions                                (1.224)         (2.337)
  Other operating expenses                   17            (548)         (5.420)
                                                    ------------    ------------
OPERATING LOSS BEFORE FINANCIAL INCOME                  (20.599)        (28.284)
FINANCIAL INCOME (EXPENSES)                              30.878          25.978
                                                    ------------    ------------
  Financial income                           15          31.813          27.002
  Financial expenses                         15            (935)         (1.024)
                                                    ------------    ------------
OPERATING INCOME (LOSS)                                  10.279         (2.306)
NONOPERATING INCOME (EXPENSES)                              847          36.938
  Other nonoperating income (expenses)       18             847          36.938
                                                    ------------    ------------
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION
  TAXES                                                  11.126          34.632
  Income tax                                  6          (3.958)         (9.964)
  Social contribution tax                     6          (1.428)         (3.584)
                                                    ------------    ------------
NET INCOME                                                5.740          21.084
                                                    ============    ============
EARNINGS PER THOUSAND SHARES - R$                         0,010           0,038
                                                    ============    ============

   The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

                  TELECOMUNICACOES BRASILEIRAS S.A. - TELEBRAS

                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
                     (In thousands of Brazilian reais - R$)

                                                                                                       Total
                                                    Capital        Accumulated        Treasury     shareholders'
                                      Capital       reserves         deficit           shares         equity
                                   -------------  ------------  ----------------   -------------  ---------------
Balance at December 31, 2000           207.329           566         (153.637)           (111)          54.147


Share subscription                      12.126                              -                           12.126
Net income                                                             21.084                           21.084
Tax incentive investments -
    FINAM                                                657                -               -              657
                                    -----------   -----------      -----------     -----------      -----------
Balance at December 31, 2001           219.455         1.223         (132.553)           (111)          88.014
                                    ===========   ===========      ===========     ===========      ===========

Net income
                                                                        5.740                            5.740
Absorption of loss                                    (1.223)           1.223               -                -
                                    -----------   -----------      -----------     -----------      -----------
Balance at December 31, 2002           219.455            -          (125.590)           (111)          93.754
                                    ===========   ===========      ===========     ===========      ===========

   The accompanying notes are an integral part of these financial s  tatements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

                   TELECOMUNICACOES BRASILEIRAS S.A.- TELEBRAS

                   STATEMENTS OF CHANGES IN FINANCIAL POSITION
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
                     (In thousands of Brazilian reais - R$)

FUNDS PROVIDED BY OPERATIONS                                      2002           2001

Net income                                                        5.740         21.084

Expenses (income) not affecting working capital                    (899)        (1.532)

Monetary variation and interest on long-term assets              (9.316)        (7.911)

Provision for contingencies                                       8.704          6.379

Other                                                              (287)             -
                                                             -----------   ------------
TOTAL FUNDS PROVIDED BY OPERATIONS                                4.841         19.552

SOURCE OF FUNDS

Funds provided by operations                                      4.841         19.552

Increase in long-term liabilities                                     -          1.239

Increase in capital                                                   -         12.126

Increase in capital reserves - FINAM                                  -            657

sTransfer from long-term to current assets                                        8.545
                                                                    318
                                                             -----------   ------------
TOTAL SOURCES                                                     5.159         42.119

USE OF FUNDS

Increase in long-term assets                                     (1.464)        (6.826)

Transfer from funds for capitalization to capital increase            -        (12.126)

Transfer from long-term to current liabilities                   (4.379)          (238)
                                                             -----------   ------------
TOTAL USES                                                       (5.843)       (19.190)
                                                             -----------   ------------
INCREASE (DECREASE) IN WORKING CAPITAL                             (684)        22.929
                                                             ===========   ============
Represented by

Current assets

Beginning of year                                               140.484        141.189

End of year                                                     143.217        140.484
                                                             -----------   ------------
                                                                  2.733           (705)

Current liabilities

Beginning of year                                                61.988         85.622

End of year                                                      65.405         61.988
                                                             -----------   ------------
                                                                  3.417        (23.634)
                                                             -----------   ------------
INCREASE (DECREASE) IN WORKING CAPITAL                             (684)        22.929
                                                             ===========   ============


   The accompanying notes are an integral part of these financial statements.

Telecomunicacoes
Brasileiras S.A. - TELEBRAS
Financial Statements for the Years
Ended December 31, 2002 and 2001
and Independent Auditors' Report
Deloitte Touche Tohmatsu Auditores Independentes







(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Telecomunicacoes Brasileiras S.A. - TELEBRAS
Brasilia - DF


1. We have audited the accompanying balance sheets of Telecomunicacoes Brasileiras S.A. - TELEBRAS (the "Company") as of December 31, 2002 and 2001, and the related statements of income, changes in shareholders' equity, and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of Telecomunicacoes Brasileiras S.A. - TELEBRAS as of December 31, 2002 and 2001, and the results of its operations, the changes in shareholders' equity, and the changes in its financial position for the years then ended in conformity with Brazilian accounting practices.

4. As mentioned in Note 1 to the financial statements, TELEBRAS is in the process of discontinuing its operations, awaiting the Extraordinary Shareholders' Meeting that will deliberate on the Company's dissolution and appointment of a liquidator, which will occur only after the judgment of the preliminary injunction regarding Unconstitutionality Direct Suit that suspended "ad referendum", among others, article 30 of Law 9,986 dated July 18, 2000, whereby ANATEL's Special Staff was created to absorb TELEBRAS' employees assigned to ANATEL. Because the aforementioned deliberations have not yet occurred, the financial statements referred to in paragraph 1 have been prepared on a going concern basis and, accordingly, do not include all adjustments to liability accounts as to the amounts that might be necessary to settle obligations, future disbursements or could result from the liquidation process.

Telecomunicacoes Brasileiras S.A. - TELEBRAS                                   2



5. As discussed in Note 10 to the financial statements, TELEBRAS is a party to various lawsuits which were evaluated and classified by its legal counsel according to the risk of loss to the Company. Based on legal counsel's evaluation, the Company has recorded a contingency provision for lawsuits classified as probable loss but has not recorded a provision for lawsuits classified as possible loss, the amounts of which are disclosed in Note 10. Due to the materiality of the amounts of lawsuits classified as possible loss and therefore not accrued, the Company's net equity may have to be used in full to meet liabilities resulting from the outcome of these lawsuits, with no balance remaining to be distributed to the shareholders.

6. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.



Brasilia, January 14, 2003

(Convenience Translation into English from the Original Previously Issued in Portuguese)


TELECOMUNICACOES BRASILEIRAS S.A. - TELEBRAS

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
(Amounts in thousands of Brazilian reais - R$)
--------------------------------------------------------------------------------

1 -  COMPANY'S OPERATIONS


Telecomunicacoes Brasileiras S.A - TELEBRAS is a mixed-capital corporation under jurisdiction of the Ministry of Communications and began its operations on November 9, 1972, as authorized by Law No. 5,792 of July 11, 1972, having been the holding company of 54 telecommunications concessionaires (27 fixed telephone operators, 26 cellular operators and 1 long distance carrier) until the spin-off on May 22, 1998.

The Extraordinary Shareholders' Meeting held on May 22, 1998 approved the partial spin-off of TELEBRAS, which resulted in the incorporation of 12 new holding companies that were privatized on July 29, 1998, continuing the Company as a shell company and no longer as the TELEBRAS SYSTEM holding company.

As a result of the spin-off held on May 22, 1998 (based on the balance sheet as of February 28, 1998), TELEBRAS no longer has operating assets generating income and basically has sustained its operations with income from financial investments. As of December 31, 2002, the Federal Government held 76.46% of the common shares with voting rights and 47.60% of the total capital which, added to the interest in other federal government-controlled companies, totals 51.38% of the total capital.

The Company is presently in the process of discontinuing its operations, awaiting the Extraordinary General Shareholders' Meeting that will deliberate on the Company's dissolution and appointment of a liquidator, which will occur only after the judgment of the preliminary injunction regarding Unconstitutionality Direct Suit (ADIN) No. 2,310 that suspended "ad referendum", among others, article 30 of Law 9,986 dated July 18, 2000, whereby ANATEL's Special Staff was created to absorb TELEBRAS' employees assigned to ANATEL on the date said law was published, as approved by TELEBRAS' Board of Directors on December 27, 2000 and agreed by the Ministry of Communications. The judgment of the above-mentioned suit was suspended as the previous appreciation of ADIN No. 2,135, which provides for Constitutional Amendment No. 19/98, has been requested.

2 - PRESENTATION OF FINANCIAL STATEMENTS

a)   Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting practices established by Brazilian corporate law, standards established by the Brazilian Securities Commission (CVM) and, where appropriate, standards applicable to concessionaires of public telecommunications services.

3 - SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

Receivables and payables subject to monetary adjustment are restated through the balance sheet date.

a) Cash Equivalents

Cash equivalents consist of highly liquid investments and are stated at cost plus accrued interest through the balance sheet date.

b) Recoverable Taxes

Recoverable taxes are composed principally of income taxes withheld at source by third parties, recorded at net amount expected to be refunded by Federal Government.

c) Income and Social Contribution Taxes

As from 1998, the Company no longer recognizes deferred tax assets for income and social contribution taxes regarding deductible temporary differences and tax loss carryforwards, in view of the uncertainty of their future recovery, charging the corresponding effects to income as detailed in Note 6.

d) Other Assets

Salaries and social charges incurred with the staff assigned as a support to the National Telecommunications Agency - ANATEL and to other government agencies, as per specific legislation, are not recognized as Company expenses, but recorded as Other Assets in current assets, as shown in Note 7.


e) Vacation Provision

Vacation due to employees (including the staff assigned to Anatel) is accrued as due.

f) Provision for Contingencies

Provision for contingencies is based on evaluations by legal counsel as to the likely outcome of the outstanding matters at the balance sheet date. The nature of the contingencies is summarized in Note 10.

g) Financial Income (Expenses)

Financial income (expenses) represent interest and monetary variation earned/incurred from financial investments, other assets and liabilities.

h) Post-retirement Benefit Plans

Contributions to post-retirement benefit plans are actuarially determined and recorded on the accrual basis. Further information regarding such plans is provided in Note 20.

i) Earnings and Per Share Value per Thousand Shares

Earnings and Per Share Value per thousand shares was based on the number of shares outstanding at the balance sheet date, of which 346,399,225 thousand are common shares (net of 19,366 thousand treasury shares) and 210,029,997 thousand are preferred shares, totaling 556,429,222 thousand shares in 2002 and 346,399,177 thousand common shares (net of 19,414 thousand treasury shares) and 210,029,997 thousand preferred shares, totaling 556,429,174 thousand shares in 2001.

4 -  CASH AND CASH EQUIVALENTS


                                                         2002             2001
                                                         ----             ----

Bank accounts                                           1,209            1,268
Short-term investments - Banco do Brasil FRF          127,592          118,179
                                                      -------          -------

Total                                                 128,801          119,447
                                                      =======          =======


5 - RECOVERABLE TAXES


Recoverable taxes consist of the following:



                                               Additions    Additions
                                                              SELIC
                                   Balance                  interest    Offset against    Balance
                ACCOUNTS          12/31/01     Principal      rate        own debts       12/31/02
                                  --------     ---------      ----        ---------       --------
Withholding income tax on           46,637        4,219       5,394        (3,958)         52,292
  Financial investments
Withholding income tax on            2,836          -           -             -             2,836
  Dividends
Provision for probable losses       (2,836)         -           -             -            (2,836)
Withholding income tax on           34,869          (16)      3,244        (5,283)         32,814
   Interest on capital
Other                                   37          770       1,117             -           1,924
                                   --------     --------    --------       --------        --------
TOTAL                               81,543        4,973       9,755         (9,241)         87,030
                                   ========     ========    ========       ========        =======

Current                              9,569                                                  5,901

Long-term                           71,974                                                 81,129


5.1    Offset against own tax debts

In 2002, the Company offset R$9,241 against own tax debts related to income tax
(IR), social contribution tax (CS), social security funding (PASEP, COFINS), and withholding income tax on salaried employees and service providers - individual and legal entity.

5.2    Provision for losses

The Company maintained in its records a provision for losses on withholding income tax on dividends.

6 - INCOME AND SOCIAL CONTRIBUTION TAXES

Since 1998 the Company has not recorded deferred tax assets relating to income and social contribution taxes on deductible temporary differences and tax losses, because of the uncertainty on future realization. Therefore, the tax effect of such transactions is recognized in income for the year according to its effective realization/offset.

6.1  Income and Social Contribution Tax Expense


Income and social contribution tax expense, recorded in income for 2002, was calculated as follows:

                                            Income             Social            Income             Social
                                             tax          contribution tax        tax          contribution tax
                                            ------        ----------------       ------        ----------------
                                             2002               2002              2001               2001
                                             ----               ----              ----               ----
Income before income and social              11,126             11,126            34,632             34,632
  contribution taxes
    Permanent add-backs                         225                 90               149                117
                                             ------             ------            ------             ------
Subtotal                                     11,351             11,216            34,781             34,749
                                             ------             ------            ------             ------

    Deductible temporary                     11,447             11,447            22,293             22,293
                                             ------             ------            ------             ------
        differences
    Additions:                               12,494             12,494            22,725             22,725
                                             ------             ------            ------             ------
          Provision for contingencies         9,621              9,621            13,353             13,353
          Provision for loss on                                                      679                679
             accounts receivable
          Provision for loss on                 121                121               572                572
             investments - FINAM
          Provision for suppliers               220                220             1,036              1,036
          Provision for PISP/PDI              2,532              2,532             7,085              7,085
    Deductions:                               1,047              1,047              (432)              (432)
                                             ------             ------            ------             ------
          Provision for suppliers             1,036              1,036
          Provision for PISP/PDI                 11                 11              (432)              (432)

    Subtotal                                 22,798             22,663            57,074             57,042
                                             ------             ------            ------             ------

    Offset of tax loss carryforwards
                                             (6,839)            (6,799)          (17,122)           (17,113)
                                             ------             ------            ------             ------

Taxable income                               15,958             15,864            39,952             39,929
                                             ------             ------            ------             ------

    Provision for income and social
       contribution taxes                     3,958              1,428             9,964              3,584
                                             ======             ======            ======             ======

6.2    Tax Credits Available for Offset

As of December 31, 2002 and 2001, the Company had tax credits not recorded in the accounting records, relating to deductible temporary diferences and tax loss carryforwards, available for offset in future years, classified by nature and amounts as follows:


                                                                        2002
                                                 -----------------------------------------------------
                                                       Income tax             Social contribution tax
                                                       ----------             ------------------------
                  NATURE                          Tax                           Tax
                                                 basis      Tax rate 25%       Basis       Tax rate 9%
                                                 ------     ------------       ------      -----------
Provision for contingencies                      86,901         21,725         86,901          7,821
Provision for voluntary severance program        39,509          9,877         39,509          3,556
Provision for loss -  taxes                       2,836            709          2,836            255
Provision for suppliers/accounts
     receivable/FINAM                             6,477          1,619          6,477            583
Tax loss carryforwards                           46,306         11,577         46,595          4,194
                                                -------         ------        -------         ------
Total                                           182,029         45,507        182,318         16,409
                                                =======         ======        =======         ======

                                                                        2001
                                                 -----------------------------------------------------
                                                       Income tax             Social contribution tax
                                                       ----------             ------------------------
                  NATURE                          Tax                           Tax
                                                 basis      Tax rate 25%       Basis       Tax rate 9%
                                                 ------     ------------       ------      -----------

Provision for contingencies                      77,280         19,320         77,280          6,955
Provision for voluntary severance program        36,988          9,247         36,988          3,329
Provision for loss -  taxes                       2,836            709          2,836            255
Provision for suppliers/accounts                  7,172          1,793          7,172            645
     receivable/FINAM
Tax loss carryforwards                           53,145         13,286         53,394          4,805
                                                -------         ------        -------         ------
Total                                           177,421         44,355        177,670         15,989
                                                =======         ======        =======         ======

Current tax legislation limits the utilization of tax loss carryforwards in a given year to 30% of its taxable income.

7 - OTHER ASSETS - CURRENT
                                                           2002         2001
                                                           ----         ----
Recoverable costs - employees assigned to ANATEL          5,979        8,564
Recoverable costs - employees assigned to government          6            -
  agencies
Sundry credits - former STB                               4,537        4,537
Provision for losses - sundry credits - former STB       (4,537)      (4,537)
Provision for losses - ex-employees                         (17)         (17)
Provision for losses - other                               (480)        (480)
Shares held for sale                                      1,832        2,555
Advance of payment to employees                             158          224
Other                                                     1,037          622
                                                          -----       ------

Total                                                     8,515       11,468
                                                          =====       ======


The amount recoverable from ANATEL relates to salaries, vacation provision and related social charges and benefits.

8 - OTHER ASSETS - LONG-TERM

                                                           2002         2001
                                                           ----         ----

PNUD - United Nations Development Program                 2,020        1,327
Shares given as guarantee                                     -          984
Tax incentives - FINAM                                        -          122
                                                          -----        -----

Total                                                     2,020        2,433
                                                          =====        =====

9 - PAYROLL AND RELATED PAYROLL ACCRUALS
                                                           2002         2001
                                                           ----         ----

Salaries, wages and professional fees                     1,024          857
Accrued social security charges                           3,272        3,210
Accrued benefits                                            774        1,320
Payroll withholdings                                        474          651
                                                          -----        -----

Total                                                     5,544        6,038
                                                          =====        =====


10 - CONTINGENCIES

10.1 - Lawsuits


TELEBRAS is a party to approximately 486 lawsuits, of which 223 involve labor matters and 263 involve civil matters.


The 486 civil and labor claims in which TELEBRAS is a defendant are evaluated and classified by TELEBRAS' Legal Department according to the risk of loss to the Company, as being remote, possible or probable loss. Based on such evaluations, the lawsuits are treated as follows:

o Probable loss = the amount is accrued and disclosed in an Explanatory Note
o Possible loss = the amount is not accrued but disclosed in an Explanatory Note
o Remote loss = the amount is neither accrued nor disclosed in an Explanatory
  Note

Out of a total of 486 lawsuits, 135 (49 civil claims and 86 labor claims) were filed against TELEBRAS and its former subsidiaries, in which TELEBRAS is involved as the holding company of the former TELEBRAS system. Due to the restructuring of the TELEBRAS system and also the spin-off of the holding company TELEBRAS, and considering that the claims were originally against the operating companies which are controlled by the current holding companies of the telecommunications sector, replacement for TELEBRAS in the lawsuits is being requested. Requests for replacement have been approved by the new holding companies and filed with the competent courts. Most of the requests filed have not yet been judged.

A - PROBABLE LOSSES - ACCRUED

In 2002 an additional provision for contingencies in the amount of R$9,621 (R$6,627 in 2001) was recorded in income, while the amount recorded in liabilities was:

                                                           2002         2001
                                                           ----         ----

Labor                                                     7,546        6,826
Civil                                                    79,355       71,438
                                                         ------       ------
 Total                                                   86,901       78,264
                                                         ======       ======
Current                                                  12,946        7,650
Long-term                                                73,955       70,614


As of December 31, 2002, the balance related to provision for contingencies of R$86,901, recorded in liabilities, refers to 54 lawsuits (31 labor claims and 23 civil claims). From such balance R$69,086 refers to 9 lawsuits contesting the distribution of dividends approved by the 1994 and 1995 Annual Shareholders' Meetings as the reserve for monetary restatement of capital was not included in the paid-in capital amount used to calculate dividends.

B - POSSIBLE LOSSES - NOT ACCRUED

As of December 31, 2002, the aggregate amount of approximately 171 lawsuits, classified as possible loss, and therefore not accrued, are estimated at a minimum of R$258,157, as follows:

b.1) R$229,416 relates to 13 civil claims filed in 1997 and 1998 against TELEBRAS and its former subsidiaries, relating to a capital increase held in 1997 in the form of conversion of subscribers' contributions, claiming for receiving TELEBRAS shares at their book value instead of shares of the former subsidiaries at market values. There are another 2 civil claims of undetermined amounts.

b.2) R$3,145 relates to 48 labor claims (recovery of losses, overtime, bonus, health exposure premium, severance pay fund (FGTS), etc.)

b.3) R$25,596 relates to 87 civil claims (indemnification related to spin-off, damages, annulment of bids, etc.) and another 2 civil claims of undetermined amounts and 19 claims without financial impact to the Company.

10.2   Prescription of Tax Contingencies

Taxes and contributions in general remain open to examination by the tax authorities over a period of approximately five years.

11 - VOLUNTARY SEVERANCE PROGRAM

In order to bring the Company in line with the post-privatization period, i.e. only maintaining essential structure and functions until its liquidation, a personnel dismissal program, named "Voluntary Severance Program (PISP)" was started in September 1998. An amount of R$97,211 thousand was accrued at that date for this program, comprising all employees, including those assigned to ANATEL, Ministries and President's office.

At July 18, 2000, a special staff structure was established at ANATEL by Law No. 9,986, article 30, to absorb TELEBRAS' employees who were assigned to that agency, at the date the law was published; however, due to claims for declaration of unconstitutionality (ADINs) filed with the Federal Supreme Court as stated in Note 1, TELEBRAS reinstated those employees on December 27, 2000 and subsequently assigned them again to ANATEL on a chargeable basis. In view of this temporary situation, the Company opted to maintain in liabilities the amount corresponding to the PISP for those employees.

As of December 31, 2002, the provision for PISP in current liabilities was R$39,509 (R$36,988 in 2001), relating to employees not yet dismissed.

12 - OTHER LIABILITIES - CURRENT

                                                           2002         2001
                                                           ----         ----


Sundry creditors - telecommunications companies           6,101        6,090
PASEP                                                        48           14
COFINS                                                       88           67
Social contribution tax                                     121          111
Other liabilities                                            55           75
                                                          -----        -----

Total                                                     6,413        6,357
                                                          =====        =====

13 - SHAREHOLDERS' EQUITY


a) Capital

Authorized capital at December 31, 2002 and 2001 is R$22,986,000.


Subscribed and paid-in capital is R$219,455, represented by 556,448,588 thousand shares without par value, as follows:


                                                        2002           2001
                                                        ----           ----

Common shares - thousand                            346,418,591     346,418,591
Preferred shares - thousand                         210,029,997     210,029,997
                                                    -----------     -----------
Total                                               556,448,588     556,448,588
                                                    ===========     ===========

Book value per thousand shares - R$                       0.168           0.158
                                                          =====           =====


As of December 31, 2002, the Company had 19,366 thousand common shares in treasury.

b) Net income for the year

The financial statements for the year ended December 31, 2002 present the proposal that the net income for the year, in the amount of R$5,740, be absorbed by accumulated losses of R$132,553 as of December 31, 2001, according to article 189 of Law No. 6,404/76.

c)  Dividends

Under the bylaws, preferred shares do not have voting rights, except in the circumstances defined by law, and have priority in the redemption of capital and in the payment of noncumulative minimum dividends of 6% per annum.

As a result of the existence of accumulated losses after absorption of net income for the year, the Company ceased recording accrued dividends.

14 - FINANCIAL INSTRUMENTS

As of December 31, 2002, the Company's financial instruments include short-term investments stated at cost plus interest accrued through the balance sheet date, using interest rates compatible with market conditions. The Company did not enter into derivative operations.

15 - FINANCIAL INCOME (EXPENSES)

o Financial income                                         2002         2001
                                                           ----         ----

        Short-term investments                           21,094       17,844
        Recoverable taxes                                 9,755        8,726
        Other assets                                        964          432
                                                         ------       ------
        Total                                            31,813       27,002
                                                         ======       ======

o Financial expenses                                       2002         2001
                                                           ----         ----

-Capitalization funds from prospective subscribers            -          514
        Tax on Bank Transactions (CPMF)                     235          193
        Losses on shares held for sales                     700          307
        Other liabilities                                     -           10
                                                            ---        -----
        Total                                               935        1,024
                                                            ===        =====

16 - GENERAL AND ADMINISTRATIVE EXPENSES
                                                           2002         2001
                                                           ----         ----

       Services provided by third parties                 4,348        4,913
       Personnel, social charges and benefits             1,679        1,696
       Rent                                                 504          475
       Other                                                182          169
                                                          -----        -----
       Total                                              6,713        7,253
                                                          =====        =====

17 - OTHER OPERATING EXPENSES
                                                           2002         2001
                                                           ----         ----

      Tax refund - ALCATEL/EBT (Frequency reallocation)       -        3,424
      Provision for losses - accounts receivable              -          679
      Provision for losses -  tax incentives                121          572
      Cancelled credits                                       -           63
      Lost cases - civil and labor claims                   427          672
      Other operating expenses                                -           10
                                                            ---        -----
      Total                                                 548        5,420
                                                            ===        =====

18 - OTHER NONOPERATING INCOME (EXPENSES)
                                                           2002         2001
                                                           ----         ----

       Expired dividends - 1997                               -       36,552
       Other nonoperating income                            869          386
       Other nonoperating expenses                          (22)           -
                                                            ---       ------
       Total                                                847       36,938
                                                            ===       ======

19 - COMPENSATION TO DIRECTORS AND EMPLOYEES

Compensation paid to directors and employees is in compliance with the criteria established by current legislation and the Salary and Benefits Plan approved by TELEBRAS.

In 2002 the highest and lowest individual compensation paid by the Company to its employees, based on the December payroll, were R$10.1 and R$0.7, respectively, and average salary was R$3.8.


For directors, the highest compensation paid, based on December, was R$12.2, of which R$3.9 relates to portions not subject to the limit established by Decree-law No. 2,355/87 and Law No. 8,852/94.

20 - POST-RETIREMENT BENEFIT PLANS


20.1 - Fundacao Sistel de Seguridade Social - SISTEL


TELEBRAS, together with the other companies of the former Telebras system sponsor private pension and health care plans for retired employees, managed by Fundacao Sistel de Seguridade Social - SISTEL. Until December 1999, all sponsors of the plans managed by Sistel were contingently liable as to all plans then existent. On December 28, 1999, these sponsors negotiated conditions to create individualized pension plans by sponsor and continuation of solidarity only for the participants already covered and who were in such position on January 31, 2000, thus resulting in a proposal for the restructuring of Sistel's bylaws and regulations, which was approved by the Secretariat for Social Security and Supplementary Benefits on January 13, 2000.

The purpose of the amendments to Sistel's bylaws was to enable Sistel to manage other benefit plans as a multisponsored entity, in view of the new situation after the privatization of the TELEBRAS system.

The new version comprised the restructuring of the Sistel Benefits Plan (PBS) into several individual plans, with the segregation and transfer of assets and liabilities to the new individual plans, divided between "Plan PBS-A" and "Sponsors' Plans". The accounting segregation of the plans implemented by Sistel became effective on February 1, 2000.

In accordance with articles 5 and 6 of Constitutional Amendment No. 20 of December 15, 1998, the cost of the plans began, in December 2000, to be equally shared between the sponsor and the participating employees. This decision was ratified by the Board of Trustees of Fundacao Sistel at the Extraordinary Meeting held on November 29, 2000. Therefore, sponsor contribution now is 8% of salaries of participating employees.

TELEBRAS sponsors the following plans:

o PBS - A


This is a defined benefit plan. The sponsors shall make cash contributions in case the plan assets are not sufficient to satisfy future retirement benefit obligations.

This plan is composed of all participants of the PBS plan retired prior to January 31, 2000, with all sponsors and Sistel being jointly liable for the plan.

o PBS - TELEBRAS

This is a defined benefit plan. TELEBRAS shall make cash contributions in case the plan assets are not sufficient to settle future retirement benefit obligations.

This plan covers the TELEBRAS plan participants who were not retired at January 31, 2000. There no longer exists joint liability between the sponsors of the plans managed by Sistel.

o PAMA

The Post-retirement Health Care Plan- PAMA was created in June 1991 to provide health care benefits to retired participants/beneficiaries of the PBS-A and PBS-Telebras plans at shared costs. According to the regulation, this plan is funded by sponsor contributions at a rate of 1.5% of monthly compensation of active participants covered by the PBS plans.


As of December 31, 2002, the status of the Sistel plans is as follows:


a) PBS - TELEBRAS and PBS - A

                                               PBS - TELEBRAS                      PBS-A

                                             2002          2001             2002          2001
                                             ----          ----             ----          ----

Mathematical reserves and funds            226,745       191,818         3,667,682      3,252,431
Other liabilities                              132        38,657             3,833        126,380
                                           -------       -------         ---------      ---------
Total reserves and other liabilities       226,877       230,475         3,671,515      3,378,811
(-) Total plan assets                      269,908       254,613         4,052,779      3,682,183
                                           -------       -------         ---------      ---------
(=) Accumulated surplus                     43,031        24,138           381,264        303,372


In fiscal year 2002, Company contributions to PBS TELEBRAS were R$827 (R$1,124 in 2001).

b) PAMA
                                                           2002         2001
                                                           ----         ----


Assistance and administrative funds                     434,911      390,127
Other liabilities                                           291        3,144
                                                        -------      -------
Total funds and other liabilities                       435,202      393,271
Total assets of Sistel                                  435,202      393,271

In fiscal year 2002, Company contributions to PAMA amounted to R$249 (R$21l in 2001).

20.2   - CVM Instruction No. 371 - Accounting for Employee Benefits

In accordance with Instruction No. 371 issued by the Brazilian Securities Commission (CVM), the following tables set forth the information on post-employment benefit plans sponsored by TELEBRAS.

a) PBS - TELEBRAS and PBS-A

Although PBS plans have a surplus as of December 31, 2002 and 2001, the sponsor recognized no assets, since law does not allow reimbursing such surplus.

                                                 PBS - TELEBRAS                    PBS-A

                                             2002          2001              2002           2001
                                             ----          ----              ----           ----
Present value of actuarial
   Obligations                             130,218       111,415           204,472        196,433

Fair value of plan assets                  269,086       215,338           255,422        224,733
                                           --------      -------           -------        -------

Plan assets in excess of
   Obligations                             138,868       103,923            50,950         28,300
                                           =======       =======           =======        =======


                                                       PBS
Estimated expense (income) for fiscal 2003          TELEBRAS        PBS "A" (*)

a) Cost of current service (with interest)              5,005               -
b) Expected participants' contributions                (1,548)              -
c) Interest on actuarial obligations                   14,532            22,111
d) Expected return on plan assets                     (38,856)          (35,646)

Total                                                 (20,867)          (13,535)

* Relates to TELEBRAS' proportional share in assets and liabilities of the PBS-A Plan, according to actuarial calculations.

Summary of Participant Reference Data

                                                          PBS            PBS-
Active Employees                                       TELEBRAS           A

Number                                                    380             -
Average age (years)                                        47             -
Average length of service (years)                          20             -
Average length of future service (years)                   10             -



Employees receiving benefits in 2002

Number                                                     79            495
Average age (years)                                        55             60
Average life expectancy                                    21             17


Actuarial assumptions used in calculations for 2002

Discount rate for actuarial obligations:       11.30% p.a. (6.0% actual and 5.0%
                                                      inflation)
Expected rate of return on plan assets:        14.45% p.a. (9.0% actual and 5.0%
                                                      inflation)
Estimate  salary increases rate:               8.15%  p.a. (3.0% actual and 5.0%
                                                      inflation)
Estimate benefit increase rate:                5.00%  p.a. (0.0% actual and 5.0%
                                                      inflation)
Estimate long-term inflation rate (basis
for determining the above nominal rates):      5.00%
Mortality table                                UP84 with 1 year of aggravation
Biometric disability table                     Mercer Disability for
                                               PBS-Telebras. N/A to PBS-A.
Turnover rate:                                 Null
Probability of retirement:                     100% when first eligible for a
                                               benefit of PBS-Telebras. N/A to
                                               PBS-A.


Additional Information

1) Plan assets relate to November 30, 2002.
2) Individual reference data used relate to September 30, 2002, projected for December 31, 2002.
3) Reference statistics consider the family group of beneficiaries as a single benefit.
4) Increase in liability, as a result of the adoption of this instruction, was fully recognized.
5) Sponsor and participants' contributions in 2002 fell below expectations because they were suspended as a result of the plan surplus. Expected contributions consider the costing plan in effect.
6) Administrative expense for 2003 is not included in the cost of current service.
7) PBS-A benefits paid during the year were segregated based on each sponsor's share in benefit obligations.

b)   Post-retirement Health Care Plan - PAMA

Based on the opinion of its legal counsel and Sistel's legal counsel and actuaries, Company management understands that the PAMA sponsors' commitment to Sistel is not an actuarial commitment and can be characterized as a Defined Contribution Plan, as it may be modified in its level of coverage or even terminated in case it is determined that the asset does not match expected provision of services.

Although the Company is supported by the opinion of its legal counsel and actuaries with respect to considering PAMA as a Defined Contribution Plan, there is no assurance that no litigation will arise in the future. Aiming at transparency of information, the management of TELEBRAS informs its shareholders that if PAMA had to be valued actuarially as a defined benefit plan considering the TELEBRAS's proportional participation in assets and liabilities of the multisponsored plan as of December 31, 2002, the estimated value of obligations in excess of fair value of plan assets and, therefore, the potential contingent actuarial liability would be approximately R$ 14,000.

20.3   - TELEBRAS Withdrawal

TELEBRAS withdrawal as sponsor of Fundacao SISTEL, either by formal petition or because of its termination, is subject to the procedures set forth by the SISTEL bylaws and Resolution No. 06 of the Social Security Ministry - MPAS/CPC of April 7, 1988, which determines prior verification of the adequacy of the assets to cover the mathematical reserves corresponding to the plan, through an actuarial valuation at that moment, which may result in the need or not for additional funding by TELEBRAS.

According to Law No. 9,986 (published on July 19, 2000) it was established that the agencies absorbing the special staff structure as per articles 19, 27 and, more specifically article 30 which created the ANATEL Special Staff, may, as successors, become sponsors of the pension funds, to which, the employees composing such structure, are linked, while complying with the requirement for contribution parity between the sponsor and the participant, in conformity with articles 5 and 6 of Constitutional Amendment No. 20 of December 15, 1998, as approved by the Sistel Board of Trustees at the Extraordinary Meeting held on November 29, 2000.

20.4 - TelebrasPrev

Following the modern trend toward creating supplementary pension plans other than defined benefit plan, the Company, along with Sistel, created a mixed plan called TelebrasPrev, based on a defined contribution for programmable benefits (retirement) and defined benefit for risk benefits (sickness benefit, disability compensation and death benefit). The new plan was approved by the Secretariat for Social Security and Supplementary Benefits, from the Social Security Ministry, on December 3, 2002. The participants of PBS-TELEBRAS (defined benefit plan) were granted the option of migrating to this new plan, which shall occur within 90 days from December 3, 2002.

With the migration, it is expected that TELEBRAS contributions to Sistel's pension and health care plans will decrease.

During the plan approval process from July to December 2002, TELEBRAS contributions to PBS-TELEBRAS were suspended, without charges to TELEBRAS, due to the plan surplus.

21 - GUARANTEES

As of December 31, 2002, there still remained guaranteed by TELEBRAS certain contracts and financial operations of Telecomunicacoes de Sao Paulo S.A. - Telesp in the amount of US$310 million, equivalent at that date to R$1,095,323, for which counterguarantees have been provided by Telesp Participacoes S.A. (current Telecomunicacoes de Sao Paulo S.A.) in accordance with item 4.3, Chapter 4 - Rights and Obligations of Purchasers of Companies' Shares, from the Public Bidding Notice MC/BNDES No. 01/98, which established the conditions for the privatization of the telecommunications companies, through the sale of shares held by the federal government.


22 - TRANSFER OF TELEBRAS PERSONNEL TO ANATEL


As stated in Note 1, suits for declaration of unconstitutionality were filed with the Supreme Court against Law No. 9,986 (published on July 19, 2000 in the Official Gazette- DOU) which established ANATEL's Special Staff to absorb TELEBRAS's personnel who were assigned to that agency and to the Ministry of Communications on the date such law was published.


Following the court decision, on December 27, 2000 TELEBRAS reinstated 354 employees who were assigned to ANATEL and assigned them again, on a chargeable basis, to that agency.

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    TELECOMUNICACOES BRASILEIRAS S.A. - TELEBAS



Date: June 25, 2003                 By: /s/ Minoru Oda
                                        ---------------------------
                                    Name:  Minoru Oda
                                    Title: Chief Financial Officer and
                                           Investor Relations Director